For Immediate Release	7 April 2010

WPP plc ("WPP")

Notification  of Trading Statement

WPP will announce its First Quarter Trading Update  for the three months  ended  31 March 2010  on Friday, April 30th 2010.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204